EXHIBIT 2

Media Release

28 November 2003

Mayne announces development of new laboratory for QML

Mayne Group Limited has announced that a new laboratory will be developed for its Queensland pathology business, QML. The development planning is expected to commence early in calendar 2004, with completion expected in June 2005.

The current facilities are unlikely to cope with future demand and redevelopment of the existing site will be difficult due to council zoning restrictions. The new facility will process a greater number of episodes per day and it will be in a better location to cater for the needs of more doctors.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that QML had performed above initial expectations since being acquired in September 2002 and now that the integration had been successfully completed it was time to focus on its longer term requirements.

“We are very pleased with the progress of QML and a new purpose built central facility will enable us to reduce operating costs and improve overall efficiencies,” Mr James said.

“QML has outgrown its existing laboratory which was not built for the size of the current operation, and therefore the design lacks the ability to optimise workflows or to economically cater for further expansion,” he said.

The total development costs are expected to be approximately $27.5 million. Mayne is considering a number of financing options, including a sale and leaseback transaction for the new building. Under this scenario Mayne would expect a payback time on the investment of less than four years.

“This is consistent with our strategy for building our diagnostics businesses and deploying development capital where it will deliver superior returns to our shareholders,” Mr James added.

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